UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 27, 2012

Commission File Number: 001-32482

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Certification of Chief Financial Officer pursuant to Form 52-109F1.
99.2	Certification of Chief Executive Officer pursuant to Form 52-109F1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.
(Registrant)

Date: March 27, 2012	By:	/s/ Curt Bernardi

	Name:	Curt Bernardi
	Title:	Senior Vice President, Legal and Corporate Secretary